SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
ANDREW L. FOSTER *		CHICAGO
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
JONATHAN B. STONE *		WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON

♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

April 6, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          China Online Education Group

Registration Statement on Form F-3

Dear Sir or Madam:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s shelf registration statement on Form F-3 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission.

The Company completed the initial public offering of its Class A ordinary shares represented by American Depositary Shares in the U.S. in June 2016. The Company expects to commence certain fund raising activities once the Registration Statement goes effective, assuming the then market condition permits.  Accordingly, the Company would appreciate receiving the Staff’s prompt feedback.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at +852 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jack Jiajia Huang, Chairman of the Board of Directors and Chief Executive Officer, China Online Education Group

Min Xu, Chief Financial Officer, China Online Education Group

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP